UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2016
Commission File Number 0-30314

PORTAGE BIOTECH INC.
(Translation of registrant’s name into English)

47 Avenue Rd., Suite 200, Toronto, Ontario, Canada M5R 2G3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ______________.

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 27, 2016

PORTAGE BIOTECH INC.

By: /s/ Kam Shah
Kam Shah
Chief Financial Officer

NEWS RELEASE

PORTAGE ANNOUNCES THE APPOINTMENT OF CHIEF COMMERCIAL OFFICER AT BIOHAVEN

Toronto, Ontario, April 26, 2016 – Portage Biotech Inc. (“Portage”) (OTC Market: PTGEF, Canadian Securities Exchange: PBT.U), is pleased to announce that Biohaven Pharmaceutical Holding Company Limited (Biohaven) has appointed John Tilton as Chief Commercial Officer.  Mr. Tilton joined Biohaven from Alexion Pharmaceuticals, Inc. where he was an Executive Director and one of the founding commercial leaders responsible for the commercialization of multiple orphan drug indications.  Mr. Tilton played a central role in the successful global launches of Soliris, as well as building operational infrastructure, for four orphan indication launches in over 30 countries for Alexion.

Previously, Mr. Tilton held leadership roles of increasing responsibility at Pfizer, Agouron and Sanofi with therapeutic focus in the orphan, oncology and specialty markets.  In this newly created position, Mr. Tilton will provide strategic leadership from a commercial background and lead Biohaven’s commercialization activities.

Declan Doogan M.D., CEO of Portage and Chairman of Biohaven’s Board of Directors, commented, “John’s impressive experience in successfully launching and commercializing drugs to treat orphan illnesses is a critical skill to add to the executive leadership team as Biohaven evolves from a research and development company into a global biopharmaceutical company with an integrated commercial organization.  John will be responsible for leading and executing our global commercial strategy to bring our investigational agents to patients as quickly as possible.”

Kam Shah, CFO of Portage added, “The hiring of John marks another important milestone for Biohaven –the company is becoming commercially operational and readying its marketing efforts in anticipation of a success in one of its clinical development programs.”

About Biohaven

Biohaven is a privately-held biopharmaceutical company engaged in the identification and development of clinical stage compounds targeting the glutamatergic system and other neurological pathways. Biohaven has licensed intellectual property from Yale University, Catalent and Massachusetts General Hospital. Biohaven is owned by a group of investors including Portage Biotech Inc. (OTC Market: PTGEF, Canadian Securities Exchange: PBT.U), Yale University and other private investors.  The company’s first drug candidate, BHV-0223, is a novel formulation of a glutamate-modulating agent, being developed under FDA 505(b)(2) guidelines. The FDA cleared the company’s Investigational New Drug application (IND) in August 2015. Biohaven has completed a PK study in humans and planning to launch a pivotal bioequivalence study by 4Q2016. Biohaven’s second compound, BHV-4157, a prodrug form of a glutamate modulating agent, is being developed as a New Chemical Entity (NCE). The company plans to advance other glutamatergic approaches and is actively exploring licenses for additional compounds.

For further information, contact Dr. Vladimir Coric, the Chief Executive Officer at  Vlad.Coric@biohavenpharma.com

 http://www.biohavenpharma.com

About Portage:

Portage is engaged in identifying, financing and developing novel therapeutics in indications with high unmet medical need. Portage plans to add 5-7 other opportunities to its portfolio either by direct investment into a company, spinout from academia, or through the creation of an SPV with another company or management team

Apart from Biohaven, Portage also has fully owned subsidiary, Portage Pharmaceuticals Limited (PPL). PPL has successfully validated a new proprietary cell permeable peptide platform technology that has been shown to efficiently deliver an active pharmacological agent or cargo into a cell without disrupting the cell membrane. PPL will be advancing its lead candidate, PPL-003, to an Investigational New Drug (IND) application for the topical treatment of dry eye disease and uveitis.  PPL recently completed a study in a rat model of dry eye disease in which a topical PPL-003 solution achieved highly significant efficacy and a more rapid onset of action than topical 0.1% dexamethasone.

Portage has also invested in Sentien Biotechnologies Inc., a Boston based private company developing an extracorporeal bioreactor for the delivery of cell therapies.

For further information, contact Kam Shah, Chief Financial Officer, at (416) 929-1806 or ks@portagebiotech.com or visit our website at www.portagebiotech.com.

Forward-Looking Statements

This news release includes forward-looking statements within the meaning of the U.S. federal and Canadian securities laws. These forward-looking statements involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe,” “anticipate,” “will, ”plan,” “could,” “may” and similar expressions are intended to identify forward-looking statements. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements including receipt of regulatory approvals and market conditions. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.